[LETTERHEAD OF NOVARAY MEDICAL, INC.]
August 7, 2008
VIA FAX AND EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	NovaRay Medical, Inc. Registration Statement on Form S-1 (File No. 333-149917) Acceleration Request
Ladies and Gentlemen:
     NovaRay Medical, Inc., a Delaware corporation (the “Registrant”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests the United States Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement (the “Registration Statement”) and declare the Registration Statement, as then amended, effective as of 9:30 a.m. Eastern Time, on Tuesday, August 12, 2008, or as soon thereafter as practicable.
     The Registrant acknowledges that:
•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours, NOVARAY MEDICAL, INC.
By:	/s/ MARC C. WHYTE
	Name:	Marc C. Whyte
	Title:	Chief Financial Officer